Exhibit 99.8
CNBC India Question and Answer session

INFOSYS TECHNOLOGIES LIMITED
CNBC India Question and Answer session
January 13, 2011

CORPORATE PARTICIPANTS

S. Gopalakrishnan
Infosys Technologies - CEO and Managing Director

SD. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Ashok Vemuri
Member – Executive Council and Head - Banking and Capital Markets

Subhash Dhar
Member – Executive Council and Head – Communications, Media and Entertainment

BG Srinivas
Member – Executive Council and Head - Manufacturing

Chandra Shekar Kakal
Member – Executive Council and Head – Enterprise Solutions

Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

Swaminathan D.
Infosys BPO –CEO

INTERVIEWER

Udayan Mukherjee
Editor – CNBC

Mitali
Editor-CNBC

Udayan Mukherjee

Why do you say things like economic recovery weak, sovereign defaults etc, why did you highlight that? Is it to temper expectations which are running away about growth next year or do you genuinely believe that it is a challenging environment for IT?

S. Gopalakrishnan

If I look at the budgets, if I look at the feedback, the comments we are getting from clients, next year could turn out to be a normal year. We believe next year could be a normal year.

Udayan Mukherjee

What is normal? Can you explain that?

S. Gopalakrishnan

The industry has been growing around high teens, 18%-20%. A normal year means industry could see that kind of growth rate next year also. We believe it is a normal year, but what happens because of the uncertainty in the environment is that there is volatility. ome of the things we are seeing are for example, projects are coming as short-term projects. They are not spending for the long-term. Sometimes there is a little delay in starting of the projects, so they want to make sure that they are able to get all the buy and get all the plans done etc., before the project starts which could create some kind of a volatility. There is definitely volatility in the currency side. We have to make sure that we understand those dynamics and if something bad happens which is what I wanted to highlight, just like what happened when Lehman failed. If something bad happens again, there can be a domino effect. When I talk about these things, it is not about the medium-to-long-term it is really in the short-term and if something happens, there could be unintended consequences.

Udayan Mukherjee

Shibu this is not seasonally the best quarter for Infosys, but still 3% volume growth is a little lower than what people would have liked to see. Are any of these things like short-term projects, etc., coming in the way of acceleration in volume growth?

S. D. Shibulal

It is true that there is seasonality to our revenue. Q3 and Q4 are softer quarters. I think this year it is a slightly unique situation because there is no budget flush this year. If the clients tend to be conservative, what they do is they delay the spending and they end up spending in Q3 and Q4. This year they have spent on Q2 and Q3. We have seen a very good growth in Q2 and Q3. Our revenues have gone up. Our utilization has gone up, so in Q4 there is no budget flush and that is what you are seeing in Q4 numbers. Now as Kris said, clients are focused on short-term projects. If you look at all the other parameters, majority of the budgets are closed. They are flat or marginally up, almost all clients are telling us that their interest in offshore will continue to be higher. number of projects starts are normal. We have added 40 new clients in Q3, one of the largest in the few quarters. Our number of mn dollar customers have gone from 337 to 350. If you look at all parameters, I think it is looking very, very good. That is why Kris is saying that next year will probably be a normal year for the industry and for us because generally our aspiration is to grow above the industry average. That is what Kris is talking about.

Mitali

Kris, morning. Was volume more sluggish in the North American region? Over there the growth has not been that strong sequentially for you this time?

S. Gopalakrishnan

If we look at vertical-wise within North America, Financial Services and Retail, have done well, but sectors like telecom etc. have been weak in the North American region. That is temporary now. I do not want to put anything on to that at this point. We will have to wait and see. We are positive about North America, slightly negative about Europe. This quarter Europe has also done well for us, but we will have to wait and see.

Mitali

Bala, as CFO, what are you working with for the calendar year both in terms of how sustainable volume growth will be and how much pricing traction you may get this year around?

V. Balakrishnan

I think we are living in a very uncertain environment. To the extent I think pricing uptake will take time. Even though we are seeing sporadic price increase in few of the customers, I do not think it will happen across the base in the near term. Volume growth will continue if there is no big catastrophe in the environment because all the initial conversations with the clients is very clear that the budgets are up, in some clients the budgets are flat but nowhere it is coming down and everybody is saying offshore proportion is going to go up. I think it is the question of how comfortable the clients are with the environment. If clients are comfortable with the environment, the spending will come in and we will fine tune our expenses to what we see in the market. We have to tightly control our costs and make sure the volatility does not hurt us. We have done it in the past and we have to do it in the future also. We have to closely monitor the market, work with the clients very closely and see how the environment pans out. If the environment is good, growth comes in, margin is not an issue.

Udayan Mukherjee

From margin perspective, Bala, I think, what people were worried about is if you see continuous pressure on the wage side because of attrition-led pressure, do you think going into 2011 you may have seen the worst of that? That is not probably a central concern on the margin front?

V. Balakrishnan

The attrition is coming down. If you look at the absolute number, it has definitely come down. Whenever the industry comes out from a downturn, we always see an uptake in attrition. That normally stabilizes after a year and it is happening now. So I do not think attrition is a big concern for us. Wages going up - this industry has managed it for the last several years and markets are always worried that the margins will come down but it never happened in the past.

Udayan Mukherjee

Shibu, when you sit to give out guidance in April for the next year, do you think you will have enough visibility or would you still be in a situation, where there is uncertainty because of the short-term nature of projects and you would not be able to look forward more than a quarter or two ahead?

S. D. Shibulal

Usually when we give the guidance, what we always do is to state the facts as we see it. When there is tremendous turmoil in the environment, the visibility will be lower. But things have stabilized. The budgets are getting closed. In the turbulent times the budget will not get closed by even March, but we are seeing that majority of the budgets are getting closed. Our expectation at this point is that many decisions will happen in Q1 and there will be visibility by the time we reach the guidance point.

Mitali

Kris, while there is no budget flush for this quarter do you have a clear idea of what kind of budget spend you will have for the calendar year, because expectations are that maybe there will be a minimal increase, 0% to 2% kind of quantum?

S. Gopalakrishnan

Q4 is a challenging quarter always because that is the period in which we get visibility into the decision-making and the budgets. After the budget, do they start spending immediately or do they wait a little bit before they start spending? If you look at past history, our quarters 1 and 2 are better quarters for us than Q3 and Q4 and that is what we have based our assumptions now also because this is a normal year. The budgets are flat to up and it is a positive environment. All the indications we are getting are positive and their own perception of Infosys, their own view of Infosys is very strong, very positive. We are rated as number 1 in retail industry, we are rated as number 1 in the banking industry. Most of the analysts put us in the leaders quadrant. There is a positive momentum and that is the reason why we are positive at this point after coming here. Hence we should see a normal year and normal year will mean volume growth will come back.

Mitali

Bala, can you just detail that point about hiring and attrition though because it is still 17.5%, right, your attrition rate this quarter and hiring is over 5000, I think the expectations were closer to 8000?

V. Balakrishnan

17.5% was because of the tail effect. If you look at the absolute number, that has come down this quarter by 900. That is why I am saying we are comfortable with the attrition. We are hiring 40,000 people this year gross. In Q3 we hired 5000 net. Hiring continues, utilization is still high, so we will continue to hire because the growth is there. If growth is not there we can stop hiring. If the growth is there, we have to continuously hire and make sure utilizations are normal so that we do not miss any growth. We will do that.

S. Gopalakrishnan

See our attrition last quarter in absolute numbers is 4233, this quarter it is 3561, so it is actually about 10% down from last quarter in absolute numbers.

Udayan Mukherjee

How do you define a normal year for Infosys? Normal year for the industry you said was 18-20%, Infosys is generally industry plus, so is it 25-26%?

S. Gopalakrishnan

That I do not want to comment right now.

Udayan Mukherjee

But you have a number in mind when you say normal, is it 21,25%?

S. Gopalakrishnan

That is why I said normal in industry will depend on how much of that we are able to capture, that guidance we will give you April

Udayan Mukherjee

Shibu, let me rephrase the question. You started somewhere with your guidance at the start of the year and you are exiting the year with 25-26% volume growth. Are you feeling more optimistic at the start of 2011 than you were feeling at the start of 2010 with all the facts that you had in January 2010 compared with January 2011?

S.D. Shibulal

I think the environment has marginally improved, not enormously because if you look at all the other factors if you look at Europe, there is still the sovereign debt crisis hangover, and I am also feeling that we have to be cautious. In the US, there is unemployment. Our clients have achieved the margin what they want but they are not achieving the growth. The retail industry has done well in December but it has to convert into manufacturing. I wouldn’t sit here and say that right now I feel much different than what I felt in March but there are other factors. The clients are focused on long term. For example if you look at the financial industry, they are focused on compliance and risk. We expect the budgets to be there and the budgets to be spent. If you look at retail they are focused on building the next generation commerce. If you look at manufacturing they are focused on building efficiencies. All those things are extremely positive for us because that means that they have to use technology, they have to use transformation, they have to run their operations efficiently. That gives us the confidence that it will be a normal year next year.

Mitali

What kind of bucket sizes are seeing the greatest traction, Shibu in terms of client wins or order wins?

S.D. Shibulal

If you look at offerings, broadly there are only 3 categories - Transformation, Operation and Innovation. If you look at the transformational deal, our usual bucket size is anywhere between $30-100 mn, I know it is a wide bucket but we do transformation at $30 and around $100 mn dollars. That is our sweet spot. We continue to build on it. We have multiple of them running right now. If you look at the Operations space there are two kinds of programs, one is programs where we do with our existing clients. There the size does not really matter because those are programs which are getting renewed and going on. The large deals which we chase are usually between $100-$300 mn but they are long incubation deals and at any point in time we chase about a dozen of them. The closures are not entirely uniform, some quarters we close more, some quarters we close less. If you look at the first half, we had closed about 9 of them which we talked about. We had some of them closed in Q3 but I think it will continue to close during Q4.

Udayan Mukherjee

Bala, two-part question, one on you spoke about the rupee and there is a general expectation that the rupee should not appreciate too much given how macro is this year? How are you positioning yourself on that front and a quick comment on tax and whether taxation is expected to come down from the levels that you have hit right now?

V. Balakrishnan

I think rupee will continue to be volatile. If you look at all the macro numbers, there is no reason for the rupee to appreciate because the trade deficit is still very high and exports, I do not know, how far it is sustainable and most of the appreciation in rupee has happened because of capital inflows and those are unsustainable in raising yield in all the developed markets. I think rupee will be volatile but the chances of it depreciating is higher than appreciating. We continue to hedge for the next two quarters. I do not think we are going to change because we are in a volatile environment, so it could move both ways. On the tax front this quarter the effective tax rate is 27% because other income went up, that had an impact on the effective tax rate. For the nine months our effective tax rate is 26.5% and quite possibly next year when the one STPI where we still get a benefit, if that goes off, we will be within that range of 26-27%.

Udayan Mukherjee

Kris, do you think you have seen the worst on attrition and if you could just tell us a little bit about what is changing in the supply side in the labour market right now for you given what you have gone through over the last three quarters?

S. Gopalakrishnan

I believe the worst is behind us. There was an increase in attrition because during the downturn lot of people stuck with their jobs, they don’t look for new things, but after the downturn a lot of people look for new opportunities. I think the worst is I believe behind us. If I look at the supply side, at the entry level I do not see any challenge because our college systems continue to produce enough graduates. We need to improve the quality and over time we have to increase the quantity also but for Infosys that is not a challenge, we are still a preferred employer in colleges. When you look at experienced hires, that is the challenge because whenever we look at experienced hires, it is hiring from others. Lot of time it is like playing musical chairs. We hire a few people, somebody else will hire from us and then the whole industry attrition goes up when you start hiring. That is where the challenge will continue to be in terms of managing that pool and attracting the best people. We have had some of the highest recruitment numbers in the last quarter. We have hired over 5,000 people at experienced level in the last quarter, one of the highest.

Mitali

At what point this year Kris do you think that you will get a clearer sense of medium term volume sustainability or do you think because of the dynamics of the world right now you are not going to get that, it will have to be a much shorter term call each time?

Kris Gopalakrishnan

We will give you a guidance for the full year in April. We are not changing from our tradition of giving full year guidance in April. As Shibu said, with whatever data we have with our model we will give the guidance in April. If you look at what happened this year when we started with 16% to 18% and ending up at 26%, because of the volatility as I said last quarter also, we will continue to hire in anticipation of growth coming back and that is the philosophy we have adopted at this point.

Mitali

Shibu, last quarter retail was your hero sector in terms of performance, this time around where have you seen the greatest uptake?

S. D. Shibulal

If you look at it as a percentage, BFSI has gone up this quarter and even our product revenues have gone up this quarter. So there are 3 things; number one BFSI has gone up this quarter, products have gone up this quarter and we are seeing good traction on our new pricing, new models of engagement where the engagement is based on a different model of pricing and different model of scale. So they are seeing good traction.

Udayan Mukherjee

Shibu, if you just come back to the North America growth of 4.3% sequentially. I know you said that it is just one quarter and not to read too much into it but that married with the fact that top 10 clients grew just about 2% quarter-on-quarter?

S. D. Shibulal

We have seen this top 10 versus the remaining quarter after quarter. There are quarters where the top 10 has grown faster than the rest of the client base, there are quarters where the rest have grown faster than the top 10. This has happened multiple times. It is not a secular trend. This quarter in fact the growth has been wide-based, so many clients have grown. In some quarters the top 10 one or two clients will just grow much faster. There is nothing to read into it because we have seen both sides over and over again and we cannot predict what is it going to be next quarter but it could equally be the other way next quarter. I do not think we should read anything into it as a secular trend. Our client base is growing all around. Top 25, the non- top 25 both are growing. We are adding very, very strong clients. The 40 clients which we added, we have focused on Fortune 2000. We have identified ‘must win’ and ‘must have’ clients. Our new client additions are coming in the ‘must win’ space, which means that these are clients with very, very high potential. We are very focused on adding quality clients.

Mitali

Bala, you said this to us two quarters back, do you still believe that volume traction is what will be your strongest lever even in this calendar year. I mean forget about pricing or larger deal wins, volume itself will make up for everything else?

V. Balakrishnan

I think so because when you are taking about your pricing environment to be stable, the volume growth is going to be the kicker for revenue growth. If the volume growth comes in, all other issues could be addressed and based on our conversations with the clients, it looks like the budgets are normal. People have finalized budgets on time and most of the budgets are either flat or up, no where it has come down. Looking at all that if next year is a normal year, probably the volume growth should be good.

Udayan Mukherjee

And with two people specific questions to you Kris; one the appointment of R. Seshasayee as an Additional Director on the board, can you take us through that and where the search for the next Chairman has reached for Infosys?

Kris Gopalakrishnan

As you know, Seshasayee is a well-respected industry figure and a very good CEO and we are fortunate to have him on our Board, it is a very good addition. We have to look at the long-term structure of the Board in the sense that over time people will retire and so we have to make sure that we keep building the Board and so when we got an opportunity to get a person of Seshasayee’s stature, we said that let us add him to the Board. I am confident in saying that he will be a tremendous addition to the Board. On the Chairman etc., the Nominations Committee at the right time will make an announcement on that. I think we will have to wait till the Nomination Committee is ready to make the announcement.

Udayan Mukherjee

And how does it feel or what is your reaction to the fact that your former colleague Phaneesh Murthy will be running a $1 bn company now and compete with you on many large deals?

Kris Gopalakrishnan

First of all I wish him all the best. It is an interesting development for the industry. Competition is not new for us. We compete with Patni, we compete with iGate, we compete with TCS, we compete with Wipro, competition is not new for us. It is part of running the business, you have to look at your strength and compete on your strength. That is what we do very well.

Mitali

You have indicated your express desire to offer increased revenue share from Europe Kris and the expectation is that may be you will look at the inorganic route to do that, is that on the cards for you?

Kris Gopalakrishnan

Definitely, I keep repeating this. We have an active M&A program. We look for companies, we have discussions, we have discussions with bankers etc., but we want to acquire the right company at the right price for the right reason. That is very, very clear. We have set certain parameters for acquisition

Mitali

But it would be inorganic in order to up the revenue share from Europe?

Kris Gopalakrishnan

No. All our models, forecast, guidance are based on organic growth. Any inorganic growth will be in addition and that is how we plan for these things because given that we do not have a history of M&A, there is no predictability there. So it will not be right for us to include that in our forecast. When we build our models it is all based on organic growth.

Udayan

To continue with the Infosys top management, Ashok Vemuri, Chandra Shekar Kakal, Subhash Dhar and BG Srinivas join me now to take the conversation forward. Gentlemen, morning and Very Happy New Year to all of you. Ashok, let me start with you. North America is just about 4.3%. Has it gone a bit sluggish this quarter?

Ashok Vemuri

No, in fact, North America grew 4.3% as you have said but if you look at it from a constant currency perspective, the other geographies have benefited as a result of currency. If you look at from a constant currency perspective, the company is on 4.7% and is very much in line what North America has achieved in it.

Udayan Mukherjee

Top ten clients grew only 2%. We were talking to Shibu earlier about that. Any disappointments from BFSI among that large client space?

Ashok Vemuri

No, not necessarily in the large space. We have had account openings. We have had some of our larger clients actually slow down a little bit of a spending in the third quarter as they were ramping up for newer projects etc., But nothing that is secular that we can put a finger on today.

Udayan Mukherjee

Subhash, what about telecom? Decline 0.8%. It went up 3.8% last quarter. So, there was a flash of hope, but it still remains a bit of a struggle.

Subhash Dhar

I think the opex part of the telecom continues to be struggling. But I think starting this year we should see the capex cycle pick up like in most other industries in the US. Also there has been some favorable ruling in telecom on the net neutrality recently towards the end of last year. So the CapEx cycle should pick up and that should lead to an opex cycle picking up in about a couple of quarters. This year hopefully it will be better than the last two years for the telecom.

Udayan Mukherjee

What is going on with your largest client in that space? Is it still tough to get more business from there?

Subhash Dhar

The sector is always very client dependent because there are a very few clients who are very large spenders. So I think what happened last quarter and Ashok was talking about the top 10 clients, last quarter happens to be a special quarter because of the holidays and therefore the furloughs and some of those things that companies come out with. The bigger the clients, the bigger are those kinds of impacts when they make those things. That choppiness goes on but I think we are seeing a big pick up in the wireless segment now and I think this will be the year of wireless for telecom.

Udayan Mukherjee

BG, what is going on in Europe? Last quarter was a blow out. 18% growth and now more modest 6%. Have things slowed down or is it just optical?

BG Srinivas

Europe is relatively steady. In the last quarter we added about 10 new clients in Europe and the growth has also been pretty broad-based. We had 2 medium to two large deals in the pharma sector; 1 in manufacturing, 1 in BFSI and 1 in retail. If you take sequential growth while it has been app 6%, on an annual basis it is roughly around 28% which is not bad, given the fact that Europe had a lag effect when the growth picked up. So I would say at this time, Europe continues to be steady. The industries are doing reasonably well. There was a positive signal last quarter except for retail which had a bit of a problem, because of Christmas sales and again, weather had a roll to play in that. The macro environment still continues to be under pressure. We have seen most of the governments have taken austerity measures, there are cuts happening, they are all focused on deficit management, unemployment is still high. While the macro looks a bit challenging, the businesses are relatively steady. We have seen business pick up in manufacturing, particularly, automotive sector has done decent. We have seen energy & utilities doing well and the pipeline is relatively robust, I must say at this point in time.

Udayan Mukherjee

You are not hugely exposed to the problem areas of Portugal, Spain, etc., but in the larger geographies in Europe, do you see any indecision going into 2011, now that budgets are being frozen?

BG Srinivas

Yes, the first part of what you mentioned is right. We do not have big exposure to Portugal, Greece, Ireland and any of those countries. We expected some kind of a dampening effect of those issues on other countries as well which has surprisingly not happened. I would say getting into next quarter if there are no new challenges coming up, in my view, it will be a steady year. The budget cycle planning is already going on and we expect that to freeze sometime later half of this month or early February. The early indications are at least it is not showing to be negative. We are seeing flat to positive budgets but the actual percentages we will get to in the couple of weeks.

Udayan Mukherjee

Kakal, what is the situation with Enterprise Solutions in terms of volume?

Chandra Shekar Kakal

In terms of Consulting and Package Implementation together, it had a decent quarter. 6.4% growth quarter-on-quarter which is quite good. If you look at over the last 3 quarters, after the initial pick up in the Quarter 1 and immediate surge that happened in Quarter 2, this has become more of a stable quarter for us. Volume growth also has been decent. About 60% of the growth came from the volume growth and balance came from the pricing growth. We are doing quite well in the space as of now. We have about 30 transformation programs running now. We are very good partners with those clients working on their multi-year, multi-country roll out, business transformation. We are also rated very well by analysts in the leadership quadrant by Gartner, Forrester, IDC, everywhere, so it was a decent quarter. Volume growth was also stable.

Udayan Mukherjee

What is the sense you are getting from that space in terms of how 2011 might pan out? Because you would have seen budgets being frozen in many cases. What is the early signal you are picking up?

Chandra Shekar Kakal

If you look at last 2 years, it was a yo-yo. It came down and the discretionary spending was down, then it picked up and then there was some pent up demand. That started converting into a surge. Now, it is more or less stable. I visualize it a stable year for the next year in terms of discretionary spending, transformation programs. Multi-year, multi-country transformation, rollouts are going steady support and maintenance continuing. So it should be a decent year.

Udayan Mukherjee

Are you seeing the phenomenon that Kris spoke about earlier that many clients are choosing to be more short-term oriented at this point with their deals?

Chandra Shekar Kakal

While they have the business blue print which is long-term, the awarding of the contracts are becoming short-term. We may not really get full contract done in one go. Although they are spending maybe $200 mn on a transformation, it may not come as a one big contract. That is the difference that we are going to see and we have already started seeing that now.

Udayan Mukherjee

Subhash, are you seeing the same in your verticals, this kind of short-term contracts and where, how long do you see this phase lasting?

Subhash Dhar

Well, I think he is right. The contracts are shorter in term though not very short. There are fewer deals which are becoming multi-year deals. But it is very clear to us that the kind of deals that they are, there is no reason why they will not extend beyond the life of the contract except the mandates are shorter in term. This year, the budgets are getting finalized quicker. There have been 2 consecutive years of quick budget decisions. I think we might see some easing up on the contract commitment as well because clients are getting more confident. This is assuming that there are no other macro economic shocks.

Udayan Mukherjee

Ashok, how are banks feeling generally about 2011? Are they starting off on a note of confidence from what you are seeing with the budgets particularly from that large space?

Ashok Vemuri

I think the budgets for one have come on time. Secondly, the budgets are flat-to-slightly up with a larger proportion that has been allocated to offshoring. Banks seem to have found their mojo as part of the US economy also bouncing back. There are some new areas of funding and spending that they have allocated. To the earlier point, there is a budget but there is also an allocation of expenses and when those happened which is also why we are seeing some of these programs get shortened in terms of tenor commitment. But last year, we saw a surge in M&A transactions. The year going forward we expect to see a large amount of spend on fraud prevention, risk management, and of course regulatory compliance. The whole Dodd-Frank or the Volcker rule, the FSA, Basel III, all of that is going to play a very big role. Interestingly, for us, we have been getting invited nowadays to do programs around Anti Money Laundering, fraud prevention and the quality of monitoring, if you will, of compliance. We are now working on programs. We are recreating platforms like as a result of the Dodd-Frank rule, the old OTC clearing system has to change and we are working on OTC derivative platform. So there are very interesting programs that are coming up. The clear thing is that even when today our banks are talking about operational efficiency, they are no more talking about cutting costs. They are talking about getting more competitive. That really opens up a slew of things for us opens up. It opens up the front-end consulting business for us, it opens up the heavy lifting technology, it opens up our ability to partner in the ecosystem to bring this product. What is opening as a result of these kind of budget allotments and allocations, the hope will be sustained by the spending, the way we wanted them to spend. I think we will have a very interesting year.

Udayan Mukherjee

You heard earlier in the show Kris talking about the fact that attrition pressures might have seen the worst and Infosys might be over the hump on that score. To talk about that Mohandas Pai, and to talk about BPO performance for the current quarter, Swami has joined in as well. Good morning and a Happy New Year to both of you. Mohan, you firmly believe that the attrition was your part over.

Mohandas Pai

Yeah, attrition has come down. The 1st Quarter we had 5400 people leaving us, 2nd Quarter about 4200, in 3rd Quarter it has come down to 3500, more or less normal levels. So attrition has come down. In the 1st Quarter there was heavy poaching going on because the market opened up and we have been targeted by some companies and our compensation news went out a bit late. The impact was felt in the 2nd Quarter, 3rd Quarter has come back to stability. We have done many things in terms of employee engagement. The fact that business has gone up, utilization has gone up, people are kept busy, I think it’s turned the corner. I think attrition is something of the past. If you look at LTM, it has gone up because of the lag effect. LTM always goes up because of the lag effect. I think the next quarter you will see hopefully the impact of this in terms of figures. But I think we are very happy on the attrition. We have had the record hiring of 5200 odd people as laterals. We are hiring record number of laterals and the of laterals who joined us, 61% has come through employee referrals. That means employees have referred somebody else to join Infosys. It is a very strong reiteration of what employees feel about the company and how proud they feel about the company. So I think there is a sea change in the last three quarters.

Udayan Mukherjee

Do you think attrition is settling down from an industry-wide perspective because all your peers went through that same phase a couple of quarters back?

Mohandas Pai

I think it is settling down because people have built up capacity, so nobody is desperate anymore to build up capacity. Then the trainee batches, people whom we hired from colleges last year are coming into the mainstream, so there is enough supply of people and everybody is going and hiring in colleges. For next year, everybody is going to colleges, there is a keen competition to hire more and more people. We are going to make 26,000 offers for next year. Last year we made 20,000 offers. We normally have a conversion rate of something like 70-72%. We will be hiring more freshers for next year. In the colleges it has turned around dramatically, there is much more hiring. Rest of corporate India may not get many people next year compared to the IT companies who may snap up all the supplies. I think overall the mood is positive on the hiring side and the attrition is down. Compensation, of course, we have given a very high compensation this year and that impact is being felt (in the form of lower attrition). But what you are seeing right now, there is consolidation of the industry. We are seeing some very clear trends. We are seeing some players who are betting on volume growth alone and maybe wanting to become commodity players maybe 2-3 years down the line because betting only on volume growth and not going up the value chain is not a good strategy because you hit against the wall and the costs catch up. Two, you are seeing people like us seeing increase in the pricing. That means we are going up the value chain, volumes are going up, we are investing heavily in training, we are investing in getting right kind of people, we are building a consulting layer on top of what we do to go up the value chain and we are seeing the value added services grow. There is nothing dramatic but the trend is very strong. We are seeing divergence within people who want to grow by volumes and people like us who want to grow. In the next 2-3 years the divergence will become even more dramatic if the strategy continues. Three, we are seeing that mid-caps and small companies getting squeezed. They are not able to hire people. They are not able grow. Commoditization is coming in there in a much bigger way. So there will be consolidation in the industry, there will be clear differentiation in the strategies of major players in the industry in the next 2-3 years. I think we are going to see the impact of this on the global majors because we operate at the top of the middle in terms of value pyramid. Now we are trying to go to the middle of the top and to go to the middle of the top, we need a much more consulting layer which we are building and we are hiring maybe 100 of them every quarter and which is very good news. We are billing at $150 plus per hour which is very good and that is where the big guys compete more and more and we are attacking the sector.

Udayan Mukherjee

Sure. Swami, how was BPO this quarter?

D. Swaminathan

A very good quarter, a second sequential quarter of over a $100 mn, at $109 mn. We grew about 7% quarter-on-quarter and about 23% year-on-year. Margins had a good uptick too - 3% plus improvement in margins, 2.5% on account of volumes and the rest on account of operational efficiencies.

Udayan Mukherjee

Has pricing stabilized?

D. Swaminathan

At the low end, obviously it is still very much under pressure as services get commoditized. But one good thing is clients are looking at high value end services and our new services on the knowledge services side, on the sourcing and procurement practice, on strategic sourcing, these are really things that we have been able to do which is really taking us not so much on the commoditized services of the business but on the value added services which is what Mohan was alluding to.

Udayan Mukherjee

Can you split how much non-voice and voice is growing?

D. Swaminathan

We have been able to reduce the voice business quite significantly. In the earlier quarter it was around 18% voice, this quarter it is 15% voice and 85% non-voice which is a good thing. But on an absolute basis the revenues are going up but as a percentage of voice to non-voice, the voice business is coming down. That is helping us to sort of meet the challenges of commoditized services in a sense. Today we are more global in the sense that we have more centers outside of India than in India. We have 7 centers outside, 5 in India. The new centers in China, Mexico, and Brazil would double the revenues this year compared to last year. The McCamish acquisition is stabilizing very well. We will probably grow over 30% this year (McCamish business). We are doing a lot of work on the platform enhancement side which will obviously help us to take the platform outside of the U.S. to Europe and other places. Utilization has gone up very well. The internal efficiencies have helped us. To grow 7% last quarter but have a head count reduction of about 5%, so it is good in a sense. Revenue productivity per employee has moved up last quarter. It is moved up beyond $30,000 which is good. All the data points tell us that this journey of moving from commoditized to high value end services is really playing out and we believe that this is really going to be the defining journey for the future.

Udayan Mukherjee

Mohan, after seeing the initial signs of how budgets could be frozen for 2011, what kind of preparation are you doing to cater to that volume growth in terms of hiring for next year?

Mohandas Pai

We have a large hiring target. We have hired a large number, 11,000 people this quarter and next quarter we are hiring some 5800-6000 people. Right? We will have enough people when we close this year to meet the 1st Quarter's growth requirements.

Udayan Mukherjee

Hiring would have been how much?

Mohandas Pai

40,000 for this year.

Udayan Mukherjee

So what is the ballpark number you could be working at for next year?

Mohandas Pai

I do not want to give the number. We will tell the numbers in April. But I want to say that we are making 26,000 offers in colleges and 70% conversion could mean 20000 people coming in. We will have enough capacity going into the new fiscal year. When we came into this year, we did not have enough capacity. Even though we had more capacity than other players in the market place, we did not have enough capacity. If you look at the people numbers, at the end of Q3 10 we had 90,000 people and at end of Q1 11 we had 92700 (standalone headcount). So we did not have enough capacity. Now we have enough capacity and that means we will be selling capacity and that means that we have the ability to grow well next year and we are hiring largely too. The system is flushed with people and we are getting more laterals. So I think the hiring engine is very good. This will be a record year for hiring for laterals. We will have enormous amount of laterals. We will have something like about 15,000-17,000 laterals coming into company and that is enormous. We are going to take them from other companies too? We can also become aggressive when you go out and hire people, people like to join Infosys. But I think overall on the people side, we are very good. Attrition is coming down and things are good. The key challenge will be the compensation hike for next year and we have to see what kind of compensation hike. I think next year will distinguish companies who can afford to pay more and companies who will not be able to afford to pay more. That is why increase in per capita revenues is very essential. If you do not increase your per capita revenues, you cannot pay well. If you cannot pay well, your attrition goes up. So if you depend only on volumes and you do not increase your per capita along with that, you are going to get into trouble sooner or later. If you go downstream to get people at lower costs and hire people of not equal competence, you will be in trouble in 2-3 years. I think it’s a clear divergence in strategy that is being shown in the market place and let us see who wins.

Udayan Mukherjee

This year also you had a fairly significant compensation increase. Do you think next year too it could be challenging in terms of how much wage hike you might have to give out?

Mohandas Pai

Well, I think next year all of us in the industry have to introspect and get the right hike. Last year, in my personal opinion, it was exceptional because they did not have a hike for the previous year and last year was exceptional. Next year may not be so high as last year. But it will be a reasonable hike. Willingness to pay and ability to pay are two different things. Everybody may have the willingness to pay but ability to pay and maintain margins is now getting limited to a smaller number of companies. That will allow them to compete and go up the value chain. We have to see what strategies companies come out with and we are also preparing to see what we can afford to pay. We will probably decide in April.

Udayan Mukherjee

Have a good year. Thanks very much.

Mohandas Pai

Thank you.

D. Swaminathan

Thank you.

Udayan Mukherjee

That’s the Infosys board room. Holding some cards close to their chair but saying that hiring will be aggressive next year but compensation increases may not be as high as this year. If you want to read between the lines because last year was an exception because of the huge attrition pressures which kicked in.